UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 25, 2006

via U.S. mail

Mr. Thomas J. Concannon
Vice President
Geokinetics Inc.
One Riverway, Suite 2100
Houston, Texas 77056

      Re:	Geokinetics Inc.
      	Amendment No. 1 to Form S-1
      	Filed April 27, 2006
      	File No. 333-130777
      	Form 10-K for Fiscal Year Ended December 31, 2005
      Filed April 17, 2006
      File No. 0-09268
      	Amendment No. 2 to Form 8-K
      Filed February 10, 2006
      File No. 0-09268

Dear Mr. Concannon:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You will expedite the review process if you address each
portion
of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document and in the other documents reviewed. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in this document or in another document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Where You Can Find More Information, page ii

2.	Please update the address for the SEC.  The current address
is:
100 F. St. N.E., Washington, D.C. 20549.

3.	Please update your disclosure to incorporate by reference
your
Quarterly Report on Form 10-Q for the three month period ended
March
31, 2006 into your Form S-1. Tell us the reasons you continue to incorporate the 2005 interim reports. Also update disclosures about accounting policies adopted in your 2006 first quarter on page 12.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 8

4.	The caption on your table of financial measures indicating
the
amounts are in thousands of dollars appears to be inconsistent with some of the amounts appearing on the investing and financing cash flow line items. Please revise or advise.

Risk Factors, page 21

5.	Please revise you risk factor disclosure to comply with the
requirements of Item 503 of Regulation S-K. Specifically, please set forth each separate risk factor under a separate caption that adequately describes the risk to investors. Also, please note that the forepart of the prospectus should include only the cover page, table of contents, summary and risk factors sections. Please revise your disclosure accordingly.

6.	We note you disclosed that you may be subject to significant financial penalties if your registration statement does not become effective by April 30, 2006 (May 31, 2006 in the case of a "full review" by the Commission), or it fails to remain continuously effective as required by the Registration Rights Agreement.
Please
add disclosure in your MD&A to quantify the extent of your financial penalties and the rate at which these will accrue.

 Selling Stockholders, page 32

7.	Please identify the natural person with the power to vote or to
dispose of the securities offered for resale by the entities listed as selling stockholders.

Form 10-K for Fiscal Year Ended December 31, 2005

General

8.	For all comments issued below on your Form 10-K, please make parallel changes to the accounting and disclosures in your Forms
10-Q
and Form S-1, as amended, where appropriate.

Financial Statements

Consolidated Statements of Operations, page F-6

9.	We note that you recorded a gain on financial restructuring
of
$83,830,575 in 2003 but we do not see any detailed disclosure of the transaction that resulted in this gain. Please add a note to your financial statements to disclose the nature and terms of the transaction and any related activities associated with the financial restructuring that gave rise to this gain. Tell us the specific accounting literature that you have applied.

Consolidated Statements of Stockholders` Equity, page F-7

10.	We note that although you recorded a reverse stock split,
shown
as a reduction of 18,802,277 common shares in your equity statement, we do not see any disclosure explaining the specific terms or date of this reverse stock split. Please add a note to your financial statements to disclose this information. Additionally, add a subtotal to show the net effect on your common shares outstanding as of December 31, 2002, after having retroactively adjusted for your reverse stock split.

11.	We note that you recorded two significant sales of
securities,
including issuance of 18,802,234 common shares in 2003 and
24,670,000
common shares in 2005. We note that you issued the 24,670,000 common shares as part of your fourth quarter 2005 Private Investment in Public Equity Transaction (PIPE Transaction), and that you are filing the Form S-1 to register these shares. However, we do not see any detailed disclosure of your 2003 sale transaction in which you issued the 18,802,234 common shares. Please add a note to your financial statements to disclose this transaction in more detail. Additionally, disclose whether there was a change of control of your company that occurred with either or both of these securities sale transactions.

12.	With regard to your presentation of the 24,670,000 common
shares
on page F-7, we note through your presentation on page F-5 and disclosure on page F-19 that as of December 31, 2005, you classified these common shares as temporary equity due to the liquidated damage provision in your registration rights agreements. Since the shares are grouped with the other common shares, it would seem appropriate to include two line items in your equity statement, one to show proceeds in the equity accounts, another for the deduction from APIC to reflect your reclassification to temporary equity, with a footnote explaining the reason for the reclassification. It appears you would need to retain and reflect the full par value of outstanding common shares in the common stock column.

Consolidated Statements of Cash Flows, page F-8

13.	Please revise your consolidated statements of cash flows to
reflect your $3.020 million cash obtained in acquisition of Trace as part of your investing activities, netted against your Purchase of Trace Energy Services, Ltd. line item.

Note 1 - Summary of Significant Accounting Policies, page F-9

14.	It would be appropriate to modify your labeling of the work
in
progress policy note to also indicate that it covers your revenue recognition methodology. Also please elaborate on the criteria utilized as a basis for recognition. It should be clear how you have considered the various criteria set forth in SAB Topic 13.

Note 2 - Property and Equipment, page F-13

15.	We note that you have doubled the estimated useful lives
assigned to seismic field operating equipment, and increased the estimated residual value of these assets utilized in calculating depreciation expense. Although you state that the effects were not material in 2005, since you implemented this change on December 1, 2005, it is unclear whether your assertion would also pertain to a full year of depreciation under the new parameters. Therefore, we believe that you should include disclosure in MD&A addressing the indicative value of your reported results in this area. Please also describe the information that came to your attention causing you to believe these revisions were necessary, and the manner by which you determined the new estimates were appropriate.


Note 9 - Acquisition of Trace Energy Services Ltd., page F-19

16.	The disclosure of your purchase price on page F-19 of
$19,642,000 is inconsistent with the corresponding amount of $19,462,000 reported on page F-20.

17.	Please expand your disclosure on page F-20 to show that net
cash
paid to acquire Trace is $14.342 million, representing the $17.362 million that you paid, net of $3.020 million cash received along with the business, to tie to the amount on the Purchase of Trace line item on your consolidated statements of cash flows.

Note 10 - Related Party Transactions, page F-22

18.	We note you disclosed that at both December 31, 2005 and
2004,
you owed a director $389,873 and an investment group $162,500 in consulting fees, which amounts are included as amounts due to officers and shareholders on your balance sheet. Please disclose when the payments are due and when you plan to pay them.

Note 12 - Private Placement of Redeemable Preferred Stock, page F-
23

19.	Please expand your disclosure to discuss the amount and
timing
of your convertible preferred stock`s beneficial conversion feature and dividend accretion recorded, and the manner by which you determined the amounts recorded. We would like to understand how your accounting compares to that required under paragraph 6 of EITF
98-5. Please submit the calculations you performed in determining the amount attributed to the beneficial conversion feature along with your reply.

Note 17 - Senior Executive Incentive Program, page F-27

20.	We note you disclosed that your senior executives were paid
bonuses of $240,000 and $195,000 in March 2006, and $190,000 in
March
2005. Please expand your disclosure to state when these bonuses were expensed on your books, and your rationale in selecting those periods if not otherwise apparent.

Certifications - Exhibits 31.1 and 31.2

21.	Your certifications do not appear to comply with Item
601(b)(31)
of Regulation S-K, specifically as they relate to the following points:

(a)	Your statement in paragraph 4(b) does not indicate that you
evaluated the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report.
(b)	You have not provided the assertion required for paragraph
4(d),
regarding certification about your disclosure in this report of any
change in your internal  control over financial reporting.
(c)	The assertion in paragraph 6 is no longer a required item.

Amendment No. 2 to Form 8-K filed February 10, 2006

Financial Statements - Trace Energy Services Ltd.

Note 13 - United States Accounting Principles and Reporting, page
16

22.	We note the presentation of both "gross profit" and "earnings before amortization, depreciation, interest, income taxes and other" on the consolidated statements of operations and deficit. Please note that under U.S. GAAP, gross profit should include depreciation expense that is attributable to cost of sales; and a measure of earnings before depreciation on the face of the income statement is generally not permissible. Accordingly, please add note disclosure to explain these differences and to reconcile your measure of gross profit to the comparable U.S. GAAP based measure.

Unaudited Pro Forma Financial Statements, page 23

23.	Please add narrative in the introductory section to your pro forma information discussing the translation of the Trace Energy Services Ltd. financial statements from Canadian Dollars to U.S. Dollars, including the foreign exchange rates utilized, encompassing
disclosure similar to that provided in point (2) on page 28.
Please
label your unaudited pro forma financial statements on pages 24 to
26
to indicate that they are shown in U.S. Dollars, consistent with the representation.

Notes to Pro Forma Financial Information, page 27

24.	Please reconfigure the presentation of your footnote
explanations into two sections to differentiate between the explanatory notes that relate to your pro forma adjustments and those that do not. Additionally, within your footnote explanations, segregate the debits and credits to be consistent with your pro forma adjustment presentation. Finally, add appropriate footnote numerical references to all applicable line items in the pro forma adjustment footnote reference column.

25.	Add disclosure to point (1) on page 28 to explain how you
translated the cash payment paid from 35 million Canadian Dollars to
18,173,764 U.S. Dollars.

26.	Add disclosure to point (13) on page 30 to describe the
nature
of the capital assets purchased "...for the seismic acquisition operation," clarifying whether such purchase is incremental to the Trace Energy Services Ltd. acquisition, and if so, to specify the date of the transaction and to include the amount and form of consideration conveyed.

27.	Add disclosure to point (14) on page 30 to state the amount
of
third party costs that are excluded from revenue in your pro forma presentation, and to explain the nature of items included in these third party costs. Revise the pro forma statement of operations to show historical revenues and expenses in the the appropriate column, and the third party costs as pro forma adjustment(s), presumably to both revenue and cost line items. Additionally, please clarify whether you believe this difference in reporting contract revenue should be addressed as a GAAP difference in Note 13 on page 16.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Please amend your Form 10-K and Form 8-K within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lilly Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna
Levy
at (202) 551-3292, or  me at (202) 551-3685, with any other
questions.

      Sincerely,



      Tangela Richter
      Branch Chief


cc:	James J. Spring, III, Esq.
      L. Dang
      K. Hiller
      D. Levy


Mr. Thomas J. Concannon
Geokinetics Inc.
page 8